Edwards Wildman Palmer LLP
525 Okeechobee Boulevard, Suite 1600
West Palm Beach, FL  33401

December 7, 2011

VIA EDGAR

Mr. Jeffrey Riedler
Assistant Director
Division of Corporations Finance
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549-0405

Re:	Soligenix, Inc.
Form 10-K
Filed March 30, 2011
SEC File No. 000-16929

Dear Mr. Riedler:

On behalf of our client, Soligenix, Inc. (the “Company”), we hereby advise you that it is the Company’s intention to respond to your December 5, 2011 letter by no later than December 29, 2011.  If the staff has any questions regarding this letter, please do not hesitate to contact me at 561-820-0212.

Sincerely,

/s/ Leslie J. Croland

Leslie J. Croland

LJC